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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Prosperous Place, Suite 210
(No. and Street)

Lexington	KY	40509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Kasky 404-303-8840 ext 207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name – *if individual, state last, first, middle name*)

220 Market Avenue South, Suite 700	Canton	OH	44702-2100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C.
160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAS Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn Kasky
Signature

FINOP
Title

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
FULTON COUNTY, GA.
NOTARY PUBLIC

M Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NGAS Securities, Inc.
Lexington, KY

We have audited the accompanying statement of financial condition of NGAS Securities Inc. (the "Company") as of December 31, 2005, and the related statement of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGAS Securities Inc. at December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 27, 2006

STATEMENT OF FINANCIAL CONDITION

NGAS SECURITIES, INC.

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	184,928
Accounts receivable-intercompany		3,505
TOTAL CURRENT ASSETS		188,433
FIXED ASSETS		
Furniture and fixtures, net of accumulated depreciation of $9,818		29,126
TOTAL ASSETS	$	217,559

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	48,977
Accrued Federal income tax		25,650
TOTAL LIABILITIES		74,627
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
1,000 shares authorized, 120 shares issued and outstanding		120,000
Retained earnings		22,932
TOTAL SHAREHOLDER'S EQUITY		142,932
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	217,559

See independent auditor's report and notes to financial statements.

STATEMENT OF OPERATIONS

NGAS SECURITIES, INC.

For the year ended December 31, 2005

REVENUES	
Commissions and fees	$ 2,024,178
Miscellaneous income	-
	2,024,178
EXPENSES	
Commissions and fees	920,072
Employee compensation and benefits	506,079
Business travel	230,428
Office and printing	168,945
Occupancy	44,275
Legal and accounting	23,015
Miscellaneous	12,300
Depreciation	6,408
Maintenance	2,060
	1,913,582
NET INCOME BEFORE TAXES	110,596
Income tax provision	25,650
NET INCOME AFTER TAXES	$ 84,946

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

NGAS SECURITIES, INC.

For the year ended December 31, 2005

	COMMON STOCK	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2005	$ 120,000	$ (62,014)	$ 57,986
Cash contributed	-	-	-
Net income	-	84,946	84,946
Dividends paid	-	-	-
Balance at December 31, 2005	$ 120,000	$ 22,932	$ 142,932

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

NGAS SECURITIES, INC.

For the year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	84,946
Adjustment to reconcile net income to net cash:		
Depreciation		6,408
Changes in assets and liabilities:		
Decrease in accounts receivable		20,811
Increase in accounts payable		26,469
Increase in accrued Federal income tax		25,650
Net cash provided by operating activities		164,284
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash		164,284
Cash at beginning of year		20,644
Cash at end of year	$	184,928

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NGAS SECURITIES, INC.

December 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

NGAS Securities, Inc. ("the Company") is a registered broker-dealer in Lexington, KY and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Daugherty Petroleum, Inc. The Company receives income related to oil and gas ventures and programs.

Income Taxes

The Company and Daugherty Petroleum, Inc. file a consolidated Federal income tax return. Federal income tax is calculated utilizing an effective tax rate of approximately 23%. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from Daugherty Petroleum, Inc.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2005 amounted to $6,408.

Revenue Recognition

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

NOTE B – TRANSACTIONS WITH RELATED PARTY

During 2005, the Company collected fees of $2,024,178 from Daugherty Petroleum, Inc. and paid related expenses totaling $1,913,582. Amounts receivable from Daugherty Petroleum, Inc. as of December 31, 2005 are $3,505.

NOTE C – MAJOR CUSTOMERS

The Company had commission income from one customer, its Parent that comprised all of its total revenues for the year ended December 31, 2005.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital, as defined, of $110,301 which was $105,301 in excess of its required net capital of $5,000, and aggregate indebtedness of $74,627. The net capital ratio to aggregate indebtedness, as defined was 2 to 3.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

NGAS SECURITIES, INC.

December 31, 2005

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	142,932
Deduct nonallowable assets:		
Intercompany accounts receivable		3,505
Furniture and fixtures - net of accumulated depreciation		29,126
NET CAPITAL	$	110,301
TOTAL AGGREGATE INDEBTEDNESS	$	74,627
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital at 1,500%	$	105,301
Excess net capital at 1,000%	$	102,838
Ratio: Aggregate indebtedness to net capital		2 to 3
RECONCILIATION OF FINANCIAL STATEMENTS TO FOCUS REPORT		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	134,681
Prior year intercompany receivable reported as paid-in capital		(5,683)
Allowable assets reported as nonallowable:		
Intercompany accounts receivable		6,953
Audit adjustment:		
Accrued Federal income tax		(25,650)
Net capital per above	$	110,301

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2005

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

NGAS SECURITIES, INC.

December 31, 2005

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
NGAS Securities, Inc.
120 Prosperous Place – Suite 201
Lexington, Kentucky 40509-1866

In planning and performing our audit of the financial statements of NGAS Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 27, 2006